#82-34714

RECEIVED

2008 APR 16 P 12:-3

OFFICE OF INTERNATI
CORPORATE FINAN

SUPPL

Imperial Metals

NEWS RELEASE

08001730

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

Imperial Updates Mineral Reserve and Mineral Resource Estimates for Mount Polley and Huckleberry

Vancouver - March 31, 2008 - **Imperial Metals Corporation (III-TSX)** has updated the mineral reserve and mineral resource estimates for the Mount Polley and Huckleberry mines.

Mount Polley Updated Mineral Reserve and Mineral Resource Estimate

The reserve and resource estimate for Mount Polley has been updated as of January 1, 2008. The current estimate incorporates open pit mining of the Southeast Zone, C2 Zone and the Springer Zone, in addition to the current Wight and Bell pits, and reflects twelve months of mine production since the January 1, 2007 estimate.

As of January 1, 2008 total Mount Polley reserves are 55.6 million tonnes of 0.36% copper, 0.30 g/t gold and 0.66 g/t silver, compared to 59.9 million tonnes of 0.36% copper, 0.27 g/t gold and 0.73 g/t silver at January 1, 2007. Exploration replaced 2.2 million tonnes of the 6.4 million tonnes mined in 2007. The current mine life for Mount Polley is to the fourth quarter of 2015. Drilling continues to expand the resources on the site, with 104 million tonnes of mineral resources identified in addition to the reserves.

Mount Polley Mine Proven and Probable Reserves

		Grade			Contained Metal			
Zone/Pit	Tonnes Ore	Copper %	Gold g/t	Silver g/t	Copper (lb) *000,000's*	Gold (oz) *000's*	Silver (oz) *000's*	Stripping Ratio
Wight	2,526,502	0.957	0.307	6.166	53.30	24.94	500.86	1.39
Bell	1,674,934	0.386	0.445	-	14.25	23.96	-	1.01
Springer	44,499,296	0.339	0.277	0.421	332.57	396.30	602.32	3.19
C2	4,544,770	0.246	0.364	-	24.65	53.19	-	2.77
Southeast	2,315,221	0.248	0.458	1.046	12.66	34.09	77.86	1.12
Total	55,560,723	0.357	0.298	0.661	437.44	532.48	1,181.04	

Reserve Calculation Parameters

The parameters used in this updated resource are based on updated pit designs and the current Mount Polley production schedule. The ultimate pit designs were based on US$1.80 copper, US$750.00 gold, US$10.00 silver and $1.176 CDN/US exchange rate.

The economic mineral reserves and resources at Mount Polley mine were calculated as follows:

- A 3D block model was constructed using Minesight Mining Software.
- The property was zoned based on geological zones, the blocks and drill holes were then coded to reflect the zones.
- The drill holes were composited to 5 metre down the hole composites.
- Mineralized zones were identified within the geological zones, by kriging an indicator to identify the blocks that have a high probability of having greater than a 0.15% copper grade.
- The drill hole composites were then coded to match the indicator codes in the block model.

PROCESSED
APR 18 2008
THOMSON
FINANCIAL

Imperial Metals

- Outlier grades were capped, and variograms for Cu, Au, Ag and Fe in each zone were generated.
- Grades were kriged into the block model, using zone and indicator matching.
- An oxide ratio number for each block was interpolated using an ID3 method, with zone and indicator matching. The oxide ratio number is used in the mill recovery formula.
- The mill recoverable grades were calculated using formulas based on historic recoveries as well as on and off site metallurgical test work.
- A dollar value was calculated for each block based on the metals prices, US/Can Exchange Rate, and mining, shipping and smelting costs.
- Lerchs-Grossman pit optimization software was used to identify economic pit shell based on the above economic parameters. Pit designs were created using the economic pit shells and design parameters from Golder Geotechnical Consultants of Vancouver.

Resource by Zone [1] *[resource values based on 0.3 Copper Equivalent Cut-Off]*

		Grade				Contained Metal		
	Tonnes Ore	Copper Equiv*%	Copper %	Gold g/t	Silver g/t	Copper (lb) *000,000's*	Gold (oz) *000's*	Silver (oz) *000's*
Northeast & Boundary								
Measured	19,631,561	0.774	0.580	0.229	4.077	251.02	144.54	2,573.28
Indicated	2,666,499	0.677	0.464	0.267	3.281	27.28	22.89	281.28
Inferred	2,366,199	0.500	0.372	0.156	2.301	19.41	11.87	175.05
Bell								
Measured	9,562,373	0.420	0.233	0.238	n/a*	49.12	73.17	n/a*
Indicated	976,160	0.376	0.227	0.190	n/a*	4.89	5.96	n/a*
Inferred	828,312	0.372	0.236	0.174	n/a*	4.31	4.63	n/a*
Springer								
Measured	11,629,284	0.622	0.375	0.314	n/a*	96.14	117.40	n/a*
Indicated	25,308,462	0.550	0.305	0.311	n/a*	170.17	253.06	n/a*
Inferred	24,893,060	0.543	0.290	0.322	n/a*	159.15	257.71	n/a*
C2								
Measured	5,346,239	0.487	0.237	0.359	n/a*	27.93	61.71	n/a*
Indicated	4,012,385	0.484	0.238	0.353	n/a*	21.05	45.54	n/a*
Southeast & Pond								
Measured	20,133,644	0.525	0.209	0.402	1.668	92.88	260.00	1,079.87
Indicated	5,597,768	0.426	0.173	0.323	1.444	21.31	58.20	259.81
Total Resource								
Meas/Ind	104,864,375	0.573	0.330	0.309	1.244	761.80	1,042.47	4,194.23
Inferred	28,087,571	0.534	0.295	0.304	0.194	182.86	274.21	175.06

n/a silver assay values only available in the Northeast, Boundary and Southeast zones*

[1] *"Proven and Probable Reserves" are not included in these resource values*

Copper Equivalent Calculation by Zone *[resource values based on 0.3 Copper Equivalent Cut-Off]*

Northeast[1]	EqCu% = Copper + Gold / 1.44 + Silver / 116
Bell	EqCu% = Copper + Gold / 1.27
Springer	EqCu% = Copper + Gold / 1.27
C2	EqCu% = Copper + Gold / 1.27
Southeast	EqCu% = Copper + Gold / 1.44 + Silver / 116

[1] *Northeast Zone contains the Wight Pit*

Imperial Metals

Resource values were identified by summing all blocks that fall outside of the economic pit and having a block grade greater than 0.30 copper equivalent. The copper equivalent was calculated using relative recovery and metal price for copper, gold and silver. The resources were classified as inferred, indicated and measured based on the following three items; minimum number of drill holes used in the estimate, minimum number of composites, and the maximum distance to the nearest composite.

Resource Calculation Parameters			
Resource Classification	Min. # of Holes used for Estimate	Min. # of Composites	Max. Distance to Nearest Composite
Inferred	1	3.000	60m
Indicated	2	3.000	50m
Measured	3	5.000	25m

The ore reserves and resources were calculated and verified by Art Frye, Manager of Mining, Mount Polley Mining Corporation and Greg Gillstrom, P. Eng., Geological Engineer, the designated Qualified Person as defined by National Instrument 43-101.

Huckleberry Updated Mineral Reserve and Mineral Resource Estimate

On December 31, 2007 the mineral reserve of the Main Zone Extension pit was calculated at a cut-off grade of 0.200%. Probable reserves at December 31, 2007 were prepared under the supervision of Kent Christensen, P.Eng., Huckleberry Mine Chief Mine Engineer, designated as the Qualified Person for this purpose.

Huckleberry Mine Proven and Probable Reserves				
	Ore (tonnes)	Copper (%)	Moly (%)	Strip Ratio
Main Zone Extension	16,560,000	0.352	0.005	0.81:1

Prices used in the calculation of the Huckleberry reserves were US$1.63/lb copper, US$550.00/oz gold, US$8.50/oz silver, US$7.50/lb molybdenum and an exchange rate of $1.15 CDN/US.

Contact: Brian Kynoch, President 604.669.8959; Patrick McAndless, Vice President Exploration 604.488.2665; Sabine Goetz, Investor Relations 604.488.2657 // website: www.imperialmetals.com // email: info@imperialmetals.com

RECEIVED
2008 APR 16 P 12:43
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Imperial Metals Corporation
Suite 200 – 580 Hornby Street
Vancouver, BC V6C 3B6

(the "Company" or "Imperial")

Item 2 Date of Material Change

March 31, 2008

Item 3 News Release

March 31, 2008 – Vancouver, British Columbia

A news release was issued through Marketwire March 31, 2008 and was electronically filed through SEDAR.

Item 4 Summary of Material Change

Imperial reports it has updated the mineral reserve and mineral resource estimates for the Mount Polley and Huckleberry mines.

Item 5 Full Description of Material Change

Imperial reports it has updated the mineral reserve and mineral resource estimates for the Mount Polley and Huckleberry mines.

Mount Polley Updated Mineral Reserve and Mineral Resource Estimate

The reserve and resource estimate for Mount Polley has been updated as of January 1, 2008. The current estimate incorporates open pit mining of the Southeast Zone, C2 Zone and the Springer Zone, in addition to the current Wight and Bell pits, and reflects twelve months of mine production since the January 1, 2007 estimate.

As of January 1, 2008 total Mount Polley reserves are 55.6 million tonnes of 0.36% copper, 0.30 g/t gold and 0.66 g/t silver, compared to 59.9 million tonnes of 0.36% copper, 0.27 g/t gold and 0.73 g/t silver at January 1, 2007. Exploration replaced 2.2 million tonnes of the 6.4 million tonnes mined in 2007. The current mine life for Mount Polley is to the fourth quarter of 2015. Drilling continues to expand the resources on the site, with 104 million tonnes of mineral resources identified in addition to the reserves.

Mount Polley Mine Proven and Probable Reserves 1

		Grade			Contained Metal			
Zone/Pit	Tonnes Ore	Copper %	Gold g/t	Silver g/t	Copper (lb) 000,000's	Gold (oz) 000's	Silver (oz) 000's	Stripping Ratio
Wight	2,526,502	0.957	0.307	6.166	53.30	24.94	500.86	1.39
Bell	1,674,934	0.386	0.445	-	14.25	23.96	-	1.01
Springer	44,499,296	0.339	0.277	0.421	332.57	396.30	602.32	3.19
C2	4,544,770	0.246	0.364	-	24.65	53.19	-	2.77
Southeast	2,315,221	0.248	0.458	1.046	12.66	34.09	77.86	1.12
Total	55,560,723	0.357	0.298	0.661	437.44	532.48	1,181.04	

Reserve Calculation Parameters

The parameters used in this updated resource are based on updated pit designs and the current Mount Polley production schedule. The ultimate pit designs were based on US$1.80 copper, US$750.00 gold, US$10.00 silver and $1.176 CDN/US exchange rate.

The economic mineral reserves and resources at Mount Polley mine were calculated as follows:

- A 3D block model was constructed using Minesight Mining Software.
- The property was zoned based on geological zones, the blocks and drill holes were then coded to reflect the zones.
- The drill holes were composited to 5 metre down the hole composites.
- Mineralized zones were identified within the geological zones, by kriging an indicator to identify the blocks that have a high probability of having greater than a 0.15% copper grade.
- The drill hole composites were then coded to match the indicator codes in the block model.
- Outlier grades were capped, and variograms for Cu, Au, Ag and Fe in each zone were generated.
- Grades were kriged into the block model, using zone and indicator matching.
- An oxide ratio number for each block was interpolated using an ID3 method, with zone and indicator matching. The oxide ratio number is used in the mill recovery formula.
- The mill recoverable grades were calculated using formulas based on historic recoveries as well as on and off site metallurgical test work.
- A dollar value was calculated for each block based on the metals prices, US/Can Exchange Rate, and mining, shipping and smelting costs.
- Lerchs-Grossman pit optimization software was used to identify economic pit shell based on the above economic parameters. Pit designs were created using the economic pit shells and design parameters from Golder Geotechnical Consultants of Vancouver.

Resource by Zone [1]. *[resource values based on 0.3 Copper Equivalent Cut-Off]*

		Grade				Contained Metal		
	Tonnes Ore	Copper Equiv*%	Copper %	Gold g/t	Silver g/t	Copper (lb) *000,000's*	Gold (oz) *000's*	Silver (oz) *000's*
Northeast & Boundary								
Measured	19,631,561	0.774	0.580	0.229	4.077	251.02	144.54	2,573.28
Indicated	2,666,499	0.677	0.464	0.267	3.281	27.28	22.89	281.28
Inferred	2,366,199	0.500	0.372	0.156	2.301	19.41	11.87	175.05
Bell								
Measured	9,562,373	0.420	0.233	0.238	n/a*	49.12	73.17	n/a*
Indicated	976,160	0.376	0.227	0.190	n/a*	4.89	5.96	n/a*
Inferred	828,312	0.372	0.236	0.174	n/a*	4.31	4.63	n/a*
Springer								
Measured	11,629,284	0.622	0.375	0.314	n/a*	96.14	117.40	n/a*
Indicated	25,308,462	0.550	0.305	0.311	n/a*	170.17	253.06	n/a*
Inferred	24,893,060	0.543	0.290	0.322	n/a*	159.15	257.71	n/a*
C2								
Measured	5,346,239	0.487	0.237	0.359	n/a*	27.93	61.71	n/a*
Indicated	4,012,385	0.484	0.238	0.353	n/a*	21.05	45.54	n/a*
Southeast & Pond								
Measured	20,133,644	0.525	0.209	0.402	1.668	92.88	260.00	1,079.87
Indicated	5,597,768	0.426	0.173	0.323	1.444	21.31	58.20	259.81
Total Resource								
Meas/Ind	104,864,375	0.573	0.330	0.309	1.244	761.80	1,042.47	4,194.23
Inferred	28,087,571	0.534	0.295	0.304	0.194	182.86	274.21	175.06

n/a silver assay values only available in the Northeast, Boundary and Southeast zones*

[1] *"Proven and Probable Reserves" are not included in these resource values*

Copper Equivalent Calculation by Zone *[resource values based on 0.3 Copper Equivalent Cut-Off]*	
Northeast[1]	EqCu% = Copper + Gold / 1.44 + Silver / 116
Bell	EqCu% = Copper + Gold / 1.27
Springer	EqCu% = Copper + Gold / 1.27
C2	EqCu% = Copper + Gold / 1.27
Southeast	EqCu% = Copper + Gold / 1.44 + Silver / 116

[1] *Northeast Zone contains the Wight Pit*

Resource values were identified by summing all blocks that fall outside of the economic pit and having a block grade greater than 0.30 copper equivalent. The copper equivalent was calculated using relative recovery and metal price for copper, gold and silver. The resources were classified as inferred, indicated and measured based on the following three items; minimum number of drill holes used in the estimate, minimum number of composites, and the maximum distance to the nearest composite.

Resource Calculation Parameters			
Resource Classification	Min. # of Holes used for Estimate	Min. # of Composites	Max. Distance to Nearest Composite
Inferred	1	3.000	60m
Indicated	2	3.000	50m
Measured	3	5.000	25m

The ore reserves and resources were calculated and verified by Art Frye, Manager of Mining, Mount Polley Mining Corporation and Greg Gillstrom, P. Eng., Geological Engineer, the designated Qualified Person as defined by National Instrument 43-101.

Huckleberry Updated Mineral Reserve and Mineral Resource Estimate

On December 31, 2007 the mineral reserve of the Main Zone Extension pit was calculated at a cut-off grade of 0.200%. Probable reserves at December 31, 2007 were prepared under the supervision of Kent Christensen, P.Eng., Huckleberry Mine Chief Mine Engineer, designated as the Qualified Person for this purpose.

Huckleberry Mine Proven and Probable Reserves				
	Ore (tonnes)	Copper (%)	Moly (%)	Strip Ratio
Main Zone Extension	16,560,000	0.352	0.005	0.81:1

Prices used in the calculation of the Huckleberry reserves were US$1.63/lb copper, US$550.00/oz gold, US$8.50/oz silver, US$7.50/lb molybdenum and an exchange rate of $1.15 CDN/US.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

J. Brian Kynoch, President
Telephone 604.669.8959

Item 9 Date of Report

DATED at Vancouver, British Columbia, this 1st day of April, 2008.

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

NEWS RELEASE

Imperial Updates Mineral Reserve and Mineral Resource Estimates for Mount Polley and Huckleberry

Vancouver - March 31, 2008 - **Imperial Metals Corporation (III-TSX)** has updated the mineral reserve and mineral resource estimates for the Mount Polley and Huckleberry mines.

Mount Polley Updated Mineral Reserve and Mineral Resource Estimate

The reserve and resource estimate for Mount Polley has been updated as of January 1, 2008. The current estimate incorporates open pit mining of the Southeast Zone, C2 Zone and the Springer Zone, in addition to the current Wight and Bell pits, and reflects twelve months of mine production since the January 1, 2007 estimate.

As of January 1, 2008 total Mount Polley reserves are 55.6 million tonnes of 0.36% copper, 0.30 g/t gold and 0.66 g/t silver, compared to 59.9 million tonnes of 0.36% copper, 0.27 g/t gold and 0.73 g/t silver at January 1, 2007. Exploration replaced 2.2 million tonnes of the 6.4 million tonnes mined in 2007. The current mine life for Mount Polley is to the fourth quarter of 2015. Drilling continues to expand the resources on the site, with 104 million tonnes of mineral resources identified in addition to the reserves.

Mount Polley Mine Proven and Probable Reserves

		Grade			Contained Metal			
Zone/Pit	Tonnes Ore	Copper %	Gold g/t	Silver g/t	Copper (lb) 000,000's	Gold (oz) 000's	Silver (oz) 000's	Stripping Ratio
Wight	2,526,502	0.957	0.307	6.166	53.30	24.94	500.86	1.39
Bell	1,674,934	0.386	0.445	-	14.25	23.96	-	1.01
Springer	44,499,296	0.339	0.277	0.421	332.57	396.30	602.32	3.19
C2	4,544,770	0.246	0.364	-	24.65	53.19	-	2.77
Southeast	2,315,221	0.248	0.458	1.046	12.66	34.09	77.86	1.12
Total	55,560,723	0.357	0.298	0.661	437.44	532.48	1,181.04	

Reserve Calculation Parameters

The parameters used in this updated resource are based on updated pit designs and the current Mount Polley production schedule. The ultimate pit designs were based on US$1.80 copper, US$750.00 gold, US$10.00 silver and $1.176 CDN/US exchange rate.

The economic mineral reserves and resources at Mount Polley mine were calculated as follows:

- A 3D block model was constructed using Minesight Mining Software.
- The property was zoned based on geological zones, the blocks and drill holes were then coded to reflect the zones.
- The drill holes were composited to 5 metre down the hole composites.
- Mineralized zones were identified within the geological zones, by kriging an indicator to identify the blocks that have a high probability of having greater than a 0.15% copper grade.
- The drill hole composites were then coded to match the indicator codes in the block model.

- Outlier grades were capped, and variograms for Cu, Au, Ag and Fe in each zone were generated.
- Grades were kriged into the block model, using zone and indicator matching.
- An oxide ratio number for each block was interpolated using an ID3 method, with zone and indicator matching. The oxide ratio number is used in the mill recovery formula.
- The mill recoverable grades were calculated using formulas based on historic recoveries as well as on and off site metallurgical test work.
- A dollar value was calculated for each block based on the metals prices, US/Can Exchange Rate, and mining, shipping and smelting costs.
- Lerchs-Grossman pit optimization software was used to identify economic pit shell based on the above economic parameters. Pit designs were created using the economic pit shells and design parameters from Golder Geotechnical Consultants of Vancouver.

Resource by Zone [1] *[resource values based on 0.3 Copper Equivalent Cut-Off]*

		Grade				Contained Metal		
	Tonnes Ore	Copper Equiv*%	Copper %	Gold g/t	Silver g/t	Copper (lb) *000,000's*	Gold (oz) *000's*	Silver (oz) *000's*
Northeast & Boundary								
Measured	19,631,561	0.774	0.580	0.229	4.077	251.02	144.54	2,573.28
Indicated	2,666,499	0.677	0.464	0.267	3.281	27.28	22.89	281.28
Inferred	2,366,199	0.500	0.372	0.156	2.301	19.41	11.87	175.05
Bell								
Measured	9,562,373	0.420	0.233	0.238	n/a*	49.12	73.17	n/a*
Indicated	976,160	0.376	0.227	0.190	n/a*	4.89	5.96	n/a*
Inferred	828,312	0.372	0.236	0.174	n/a*	4.31	4.63	n/a*
Springer								
Measured	11,629,284	0.622	0.375	0.314	n/a*	96.14	117.40	n/a*
Indicated	25,308,462	0.550	0.305	0.311	n/a*	170.17	253.06	n/a*
Inferred	24,893,060	0.543	0.290	0.322	n/a*	159.15	257.71	n/a*
C2								
Measured	5,346,239	0.487	0.237	0.359	n/a*	27.93	61.71	n/a*
Indicated	4,012,385	0.484	0.238	0.353	n/a*	21.05	45.54	n/a*
Southeast & Pond								
Measured	20,133,644	0.525	0.209	0.402	1.668	92.88	260.00	1,079.87
Indicated	5,597,768	0.426	0.173	0.323	1.444	21.31	58.20	259.81
Total Resource								
Meas/Ind	104,864,375	0.573	0.330	0.309	1.244	761.80	1,042.47	4,194.23
Inferred	28,087,571	0.534	0.295	0.304	0.194	182.86	274.21	175.06

n/a silver assay values only available in the Northeast, Boundary and Southeast zones*

[1] *"Proven and Probable Reserves" are not included in these resource values*

Copper Equivalent Calculation by Zone *[resource values based on 0.3 Copper Equivalent Cut-Off]*

Northeast[1]	EqCu% = Copper + Gold / 1.44 + Silver / 116
Bell	EqCu% = Copper + Gold / 1.27
Springer	EqCu% = Copper + Gold / 1.27
C2	EqCu% = Copper + Gold / 1.27
Southeast	EqCu% = Copper + Gold / 1.44 + Silver / 116

[1] *Northeast Zone contains the Wight Pit*

Imperial Metals

Resource values were identified by summing all blocks that fall outside of the economic pit and having a block grade greater than 0.30 copper equivalent. The copper equivalent was calculated using relative recovery and metal price for copper, gold and silver. The resources were classified as inferred, indicated and measured based on the following three items; minimum number of drill holes used in the estimate, minimum number of composites, and the maximum distance to the nearest composite.

Resource Calculation Parameters			
Resource Classification	Min. # of Holes used for Estimate	Min. # of Composites	Max. Distance to Nearest Composite
Inferred	1	3.000	60m
Indicated	2	3.000	50m
Measured	3	5.000	25m

The ore reserves and resources were calculated and verified by Art Frye, Manager of Mining, Mount Polley Mining Corporation and Greg Gillstrom, P. Eng., Geological Engineer, the designated Qualified Person as defined by National Instrument 43-101.

Huckleberry Updated Mineral Reserve and Mineral Resource Estimate

On December 31, 2007 the mineral reserve of the Main Zone Extension pit was calculated at a cut-off grade of 0.200%. Probable reserves at December 31, 2007 were prepared under the supervision of Kent Christensen, P.Eng., Huckleberry Mine Chief Mine Engineer, designated as the Qualified Person for this purpose.

Huckleberry Mine Proven and Probable Reserves				
	Ore (tonnes)	Copper (%)	Moly (%)	Strip Ratio
Main Zone Extension	16,560,000	0.352	0.005	0.81:1

Prices used in the calculation of the Huckleberry reserves were US$1.63/lb copper, US$550.00/oz gold, US$8.50/oz silver, US$7.50/lb molybdenum and an exchange rate of $1.15 CDN/US.

Contact: Brian Kynoch, President 604.669.8959; Patrick McAndless, Vice President Exploration 604.488.2665; Sabine Goetz, Investor Relations 604.488.2657 // website: www.imperialmetals.com // email: info@imperialmetals.com

END

Imperial Metals